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Exhibit 21.1

Subsidiaries of the Registrant

At December 31, 2002, the Company had five directly wholly owned subsidiaries:

    Morton Metalcraft Co., an Illinois corporation
    Morton Metalcraft Co., of North Carolina, a North Carolina corporation
    B & W Metal Fabricators, Inc., a North Carolina corporation
    Mid-Central Plastics, Inc., an Iowa corporation (held for sale)
    Morton Metalcraft Co. of South Carolina, a South Carolina corporation

At December 31, 2002, the Company owned 49% of Morton Holdings, LLC. Morton Holdings, LLC owns 100% of Morton Custom Plastics, LLC. Morton Custom Plastics, LLC holds the assets acquired in 1999 from Worthington Custom Plastics, Inc. Quilvest Custom Plastics, Inc., an affiliate of shareholders of Morton Industrial Group, Inc. owns 51% of Morton Holdings, LLC. Morton Industrial Group, Inc., acts as the manager of Morton Holdings, LLC and is allocated 100% of each item of Morton Holdings, LLC's income, gains, losses, deductions and credits. Quilvest Custom Plastics, Inc. has granted Morton Industrial Group, Inc., an irrevocable option to purchase its interest in Morton Holdings, LLC at any time for the sum of One Thousand Dollars.

On November 1, 2002, Morton Holdings, LLC and Morton Custom Plastics, LLC filed as debtor-in-possession under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware. Before filing, Morton Custom Plastics, LLC had negotiated the terms of an agreement for sale of substantially all of its assets to Wilbert, Inc., pursuant to an Asset Purchase Agreement. Under the agreement, Wilbert, Inc. also assumed the liabilities of Morton Custom Plastics, LLC under certain of their contracts and leases. This sales transaction was completed on December 24, 2002.

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  Exhibit 21.1